                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


                                      INDEX

--------------------------------------------------------------------------------
                                                                            Page
--------------------------------------------------------------------------------

Independent Auditors' Report                                                1-2

FINANCIAL STATEMENTS

  Statement of Net Assets Available for

    Benefits, December 31, 1999                                              3

  Statement of Net Assets Available for

    Benefits, December 31, 1998                                              4

  Statement of Changes in Net Assets

    Available for Benefits, Year

    Ended December 31, 1999                                                  5

  Notes to the Financial Statements                                        6-13

SUPPLEMENTAL SCHEDULES

  Schedule of Assets Held for Investment Purposes                            14

  Schedule of Reportable Transactions (Series of
  Transactions in One Issue Aggregating 5 Percent or
  More of Net Assets) for the Year Ended December 31,
  1999                                                                       15

--------------------------------------------------------------------------------

                         Independent Accountants Report

Participants, Board of Trustees and
  Administrator
of Artesian Resources Corporation
Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Artesian Resources Corporation Retirement Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Artesian Resources Corporation Retirement Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Wilmington, Delaware
February 24, 2000, except for Note 6,
for which the date is March 31, 2000




See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                             STATEMENT OF NET ASSETS
                             AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1998



                                                               Participant Directed
                         ----------------------------------------------------------------------------------------------
                                            Fidelity Family of Mutual Funds
                         ----------------------------------------------------------------
                                                                    Managed
                            Equity      Aggressive                  Income      Intermediate     Artesian    Participant
                          Income II       Growth       Puritan     Portfolio        Bond            A           Loans
                         ------------   -----------   ----------  ----------   --------------   ----------  ------------
Assets:
  Investments, at
  fair value-            $    -        $     -        $   -        $724,540     $     -         $   -          $   -

Common/Collective
Trusts

Registered
  Investment
  Companies               3,798,561      3,265,255     705,324         -          512,955           -              -

Employer
  Securities                  -              -            -            -           -             419,761           -

Funds held in insurance
  companies' general
  accounts, at
  contract value              -              -            -            -           -                -              -

Participant loans             -              -            -            -           -                -           351,909
                         ----------     ----------    --------     --------     ---------       --------       --------
Total investments         3,798,561      3,265,255     705,324      724,540       512,955        419,761        351,909

Amounts due from
  employer                    -              -            -          27,884        -                -            -
                         ----------     ----------    --------     --------     ---------       --------       --------
Net assets available
for benefits             $3,798,561     $3,265,255    $705,324     $752,424     $ 512,955       $419,761       $351,909
                         ==========     ==========    ========     ========     =========       ========       ========


(RESTUBBED TABLE)

                                Non-
                             Participant
                              Directed
                           --------------



                            Appreciation
                                Plus           Total
                           --------------     --------
Assets:
  Investments, at
  fair value-                  $   -       $   724,540

Common/Collective
Trusts

Registered
  Investment
  Companies                        -         8,282,095

Employer
  Securities                       -           419,761

Funds held in insurance
  companies' general
  accounts, at
  contract value                 245,366       245,366

Participant loans                  -           351,909
                               ---------   -----------
Total investments                245,366    10,023,671

Amounts due from
  employer                         -            27,884
                               ---------   -----------
Net assets available
for benefits                   $ 245,366   $10,051,555
                               =========   ===========



See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1999

                                                                                                                    Non-
                                                                                                                Participant
                                                             Participant Directed                                Directed
                             ------------------------------------------------------------------------------  ----------------
                                        Fidelity Family of Mutual Funds
                             ----------------------------------------------------------
                                                              Managed
                              Equity    Aggressive             Income   Intermediate  Artesian  Participant  Appreciation
                             Income II    Growth    Puritan   Portfolio    Bond           A        Loans         Plus       Total
                             ---------    ------    -------   --------- ------------  ---------    -----         ----       -----
Additions to Net Assets
   attributed to:

 Investment income:
   Net appreciation
   (depreciation)
   of investments           $  133,642  $3,573,721  $ (1,042)  $   -    $ (26,966)    $ 96,650  $    -        $   -      $3,776,005

   Dividends                    44,430      -         22,785       -       31,701       17,827       -           10,653     127,396
   Interest                      -          -          -        43,147       -            -        33,867         -          77,014

Contributions:
   Participant's               146,674     183,999    42,799    15,226     26,299        9,299       -            -         424,296
   Employer                    110,061      62,156    14,913   (71,698)    52,691        2,833       -           16,606     187,562
                            ----------  ----------  --------  --------   --------     --------   --------      -------- -----------
                               434,807   3,819,876    79,455   (13,325)    83,725      126,609     33,867        27,259   4,592,273
                            ----------  ----------  --------  --------   --------     --------   --------      -------- -----------
Deductions from Net
   Assets attributed to:

   Participant distributions   243,766     224,779    51,421    42,235     26,744      109,507      2,679        32,011     733,142
   Expenses                      -          -          -         -           -            -          -            -            -
                            ----------  ----------  --------  --------   --------     --------   --------      -------- -----------
      Total deductions         243,766     224,779    51,421    42,235     26,744      109,507      2,679        32,011     733,142
                            ----------  ----------  --------  --------   --------     --------   --------      -------- -----------

Net increase prior to
   interfund
   transfers                   191,041   3,595,097    28,034   (55,560)    56,981       17,102     31,188        (4,752)  3,859,131

Interfund transfers           (365,932)    332,762   (21,053)   (3,666)   (37,344)     109,694    (14,461)         -           -
                            ----------  ----------  --------  --------   --------     --------   --------      -------- -----------

Net increase (decrease) in
   plan assets                (174,891)  3,927,859     6,981   (59,226)    19,637      126,796     16,727        (4,752   3,859,131
                            ----------  ----------  --------  --------   --------     --------   --------      -------- -----------

Net assets available for
   benefits-beginning
   of year                   3,798,561   3,265,255   705,324   752,424    512,955      419,761    351,909       245,366  10,051,555
                            ----------  ----------  --------  --------   --------     --------   --------      -------- -----------

Net assets available for
   benefits-end
   of year                  $3,623,670  $7,193,114  $712,305  $693,198   $532,592     $546,557   $368,636      $240,614 $13,910,686
                            ==========  ==========  ========  ========   ========     ========   ========      ======== ===========

See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999





NOTE 1 DESCRIPTION OF THE PLAN

General

       Effective July 1, 1984, Artesian Resources Corporation (the "Company") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees. Pursuant to Internal Revenue Code ("IRC") Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees which consists of five members appointed by the Company's Board of Directors. Plan expenses may be paid out of the plan unless paid by the Company. The Company has paid all such expenses incurred during 1999 and 1998.


       Participation, Vesting and Withdrawals

       Generally, all employees are eligible for Plan participation after attaining age 21 and completing 1,000 hours of service during a one-year period.

       Employees may elect to make tax deductible contributions up to a maximum of 15 percent of their compensation, however, such contributions may not exceed the IRC limitation of $10,000 for all deferrals under all plans in 1999 (basic contribution). For every dollar an employee contributes up to 6 percent of compensation, the Company will provide a 50 percent

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999




       DESCRIPTION OF THE PLAN (Cont'd.)

       Participation, Vesting and Withdrawals (Cont'd.)

       matching contribution. In each Plan year, the Company may make a discretionary contribution to the Plan based on up to 2 percent of compensation for all employees eligible to participate in the Plan. The full discretionary contribution was made for 1999.

       Also, the Company's Board of Directors, at its sole discretion, may make an additional discretionary contribution. No additional discretionary contribution was made for 1999.

       Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

               Years                                             Vested
            of Service                                         Percentage
            ----------                                         ----------

          Less than 2                                               0%
          2 but less than 3                                        20%
          3 but less than 4                                        40%
          4 but less than 5                                        60%
          5 but less than 6                                        80%
          6 years or more                                         100%

       Any forfeitures of non-vested contributions are offset against required Company contributions. Withdrawals may generally commence without penalty upon attaining age 59 1/2 or for situations involving hardship, as defined in the Plan and the IRC.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999



       DESCRIPTION OF THE PLAN (Cont'd.)

       Investment Elections

       Participants may allocate basic and matching contributions among the various Fidelity Family of Mutual Funds or Artesian Resources Class A non-voting common stock. The Appreciation Plus investment represented an annuity contract with New England Mutual Life Insurance Company, which matured on January 4, 2000. The maturity value of $240,496 was transferred into the Fidelity managed Income Portfolio.

       Participants may elect an allocation among one or more of the investment funds in multiples of 5 percent with a minimum investment of 10 percent in any selected fund. Discretionary Company contributions are invested by the Trustee in a uniform manner for all participants.


       Loans

       Participants may borrow from the Plan under the following guidelines:

       - A participant may borrow as much as 50 percent of his account balance, subject to certain minimum and maximum limitations as defined in the Plan.

       - Loans are repaid over a period not to exceed 5 years, unless the loan is to buy, build or substantially rehabilitate the borrower's principal residence.

       - Interest on loans is set at current market rates.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999




       DESCRIPTION OF THE PLAN (Cont'd.)

       Loans (Cont'd.)

       As disclosed in the Statement of Changes in Net Assets Available for Benefits, the net interfund transfer into Participant Loans for the year ended December 31, 1999 was made up of:

       New loans                                            $ 58,977
       Loan repayments                                       (41,113)
       Transfer of interest
         income                                              (32,325)
                                                            --------
                                                            $(14,461)
                                                            ========

       Benefits

       Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement; upon permanent disability; at age 59 1/2; or upon termination of employment or death. In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. In the event of termination, distributions of less than $3,500 must be made in a lump sum. All other distributions may be made in the form of a joint and survivor annuity, installments or in a lump sum subject to certain restrictions as defined in the Plan.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999




       DESCRIPTION OF THE PLAN (Cont'd.)

       Termination

       The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.


NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

       For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999



       SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

       Investment Valuation and Income Recognition

       Plan assets held in the Fidelity Family of Mutual Funds and Artesian Resources Class A non-voting common stock are unsecured and are valued at fair value based on quoted market prices.

       In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits. The investment in the New England Mutual Life Insurance Company annuity represented funds held in that insurance companies' general account. These funds are stated at contract value, which is cost. Participant loans are valued at cost which approximates market.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


       Participant Distributions

       Participant distributions are recorded when paid.


       Income Taxes

       The Internal Revenue Service has determined and informed the Company by a letter dated April 6, 1995, that the Plan is qualified and the trust

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


       SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

       Income Taxes (Cont'd.)

       established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.



NOTE 3 EXCESS CONTRIBUTIONS

       During the years 1995 through 1998, contributions were made to the Plan in excess of the limitation imposed on the total annual additions to each participants account by section 415(c) of the Internal Revenue Code. These excess contributions of $242,746 were refunded to the participants during 1999.


NOTE 4 INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE FOR BENEFITS

       The following investments each represent 5% or more of the net assets available for benefits at December 31, 1998:

            Fidelity Family of Mutual Funds
              Equity Income II
              Aggressive Growth

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999



NOTE 5 PARTICIPANTS' CONTRIBUTIONS

       Included in participants' contributions for 1999 is $233,016 in rollover contributions from other plans.


NOTE 6 MERGER

       The Company also sponsors another defined contribution retirement plan for its employees, the Artesian Resources Corporation Supplemental Plan ("the Supplemental Plan"). The trustees of the Plan are also the trustees of the Supplemental Plan. On March 31, 2000 the Board of Directors of the Company and the Board of Trustees of the Plan unanimously approved the merger of the Supplemental Plan into the Plan. The net assets available for benefits of the Supplemental Plan at December 31, 1999 were $2,072,135.

                             SUPPLEMENTAL SCHEDULES

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                         EIN: 51-0002090, PLAN NO.: 003
            SCEDULE H, PART IV, LINE 4i: SCHEDULE OF ASSETS HELD FOR
                       INVESTMENT PURPOSES AT END OF YEAR
                             AS OF DECEMBER 31, 1999

------------------------------------------------------------------------------------------------------------------------------------
(a)  (b) Identity of issue, borrower,       (c)Description of investment including maturity date,      (d)Cost         (e)Current
------------------------------------------------------------------------------------------------------------------------------------
           lessor or similar party             rate of interest, collateral, par or maturity value                         Value
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
         New England Mutual Life              Appreciation Plus, group annuity policy -
------------------------------------------------------------------------------------------------------------------------------------
           Insurance Company                  5159; 6.2% guaranteed, expired 12/31/99                  $   240,614     $   240,614
                                                                                                       -----------     -----------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
         Fidelity Family of Mutual            Equity Income II                                         $ 3,378,460       3,594,475
------------------------------------------------------------------------------------------------------------------------------------
           Funds                              Aggressive Growth                                          3,489,566       7,193,114
------------------------------------------------------------------------------------------------------------------------------------
                                              Puritan                                                      683,157         712,305
------------------------------------------------------------------------------------------------------------------------------------
                                              Managed Income Portfolio                                     693,198
------------------------------------------------------------------------------------------------------------------------------------
                                              Intermediate Bond                                            544,213         532,592
                                                                                                       -----------     -----------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                              Total mutual funds                                         8,778,042      12,725,684
                                                                                                       -----------     -----------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 *       Artesian Resources Corporation       Class A non-voting common stock                              335,684         546,557
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
         Participant Loans                    Interest rates range from 7.00% to 9.50%,
------------------------------------------------------------------------------------------------------------------------------------
                                              can borrow up to 50% of account balance,
------------------------------------------------------------------------------------------------------------------------------------
                                              repayment terms range from 5 to 15 years                        -            368,636
                                                                                                       -----------     -----------
------------------------------------------------------------------------------------------------------------------------------------
                                              Secured by account balance                               $ 9,354,340     $13,881,491
                                                                                                                       ===========
------------------------------------------------------------------------------------------------------------------------------------

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                         EIN: 51-0002090, PLAN NO.: 003
        SCHEDULE H, PART IV, LINE 4j: SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1999
                      (Series of transactions in one issue
                  aggregating 5 percent or more of net assets)

------------------------------------------------------------------------------------------------------------------------------------
(a)Identity of              (b)Description             (c)Purchase          (d)Selling        (g)Cost of        (i)Net gain
------------------------------------------------------------------------------------------------------------------------------------
 Party Involved                 of asset                   Price               Price             asset           or (loss)
---------------             ---------------            -----------          ----------        ----------        -----------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Fidelity Family
------------------------------------------------------------------------------------------------------------------------------------
  of Funds:                 Equity Income II            $  738,383           $658,645          $545,625          $113,020
------------------------------------------------------------------------------------------------------------------------------------
                            Aggressive Growth           $1,120,829           $324,474          $115,213          $129,261
------------------------------------------------------------------------------------------------------------------------------------
